July 8, 2010

Shari Sookarookoff
President and Chief Executive Officer
Online Originals, Inc.
2020 Sherwood Park, Suite 57113
AB, T8A 3H9, Canada

      Re: **Online Originals, Inc.**
              Revised Preliminary Information Statement on Schedule 14C
              Filed July 6, 2010
              File No. 000-53230

Dear Ms. Sookarookoff:

      We have completed our review of your filing and have no further comments at this time on the specific issues raised.

                            Sincerely,

                            Maryse Mills-Apenteng
                            Special Counsel

cc: <u>Via facsimile at (303) 431-1567</u>
        Michael Littman